2021 First Quarter Earnings Conference April 15, 2021

Agenda Welcome Jeff Su, IR Director 1Q21 Financial Results and 2Q21 Outlook Wendell Huang, CFO Key Messages Wendell Huang, CFO C.C. Wei, CEO Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2020 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

1Q21 Revenue by Technology



0.11/0.13um
3%
0.15/0.18um
6%
90nm
3%
65nm
5%
0.25um and above
2%
40/45nm
7%
5nm
14%
28nm
11%
16nm
14%
7nm
35%
20nm
0%
10nm
0%



7nm and Below Revenue
Revenue (NT$B)
200
150
100
50
-
2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21
7nm
5nm

© 2021 TSMC, Ltd

4
TSMC Property

1Q21 Revenue by Platform Smartphone Automotive Smartphone 45% Automotive 4% HPC 35% DCE 4% Others 3% IoT 9%

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures *

2Q21 Guidance Revenue to be between US$ 12.9 billion and US$ 13.2 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 28.4 NT dollars, management expects: Gross profit margin to be between 49.5% and 51.5% Operating profit margin to be between 38.5% and 40.5%

Recap of Recent Major Events Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements TSMC Board of Directors Approved the Convening of the 2021 AGM on June 8, 2021 (2021/02/09) TSMC Board of Directors Approved the Issuance of Unsecured Corporate Bonds in the Domestic Market for an Amount Not to Exceed NT$120 Billion (approximately US$4.4 billion) and US Dollar-Denominated Senior Unsecured Corporate Bonds for an Amount Not to Exceed US$4.5 Billion (2021/02/09) TSMC Board of Directors Approved the Establishment of a Wholly-Owned Subsidiary in Japan to Expand TSMC’s 3DIC Material Research, with a Paid-in Capital of not More than ¥18.6 Billion (approximately US$186 million) (2021/02/09) TSMC Board of Directors Approved NT$2.5 Cash Dividend for the Fourth Quarter of 2020 and Set June 17 as the Ex-Dividend Date, June 23 as the Record Date and July 15, 2021 as the Distribution Date (2021/02/09)

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